UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 000-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Bilibili Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 25, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including PricewaterhouseCoopers Zhong Tian LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in mainland China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholder, other than Vanship Limited, Tencent entities (as defined below), Kami Sama Limited, and Taobao China Holding Limited, owned more than 5% of the Company’s outstanding shares as of February 28, 2023.

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Vanship Limited held 12.2% of the Company’s total outstanding shares and 42.4% of the Company’s aggregate voting power as of February 28, 2023. Vanship Limited is a private company incorporated in the British Virgin Islands and is not a governmental entity of China.

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OPH B Limited and Tencent Mobility Limited (collectively, the “Tencent Entities”) in the aggregate held 10.7% of the Company’s total outstanding shares and 3.8% of the Company’s aggregate voting power as of February 28, 2023. OPH B Limited (a company limited by shares incorporated in British Virgin Islands) and Tencent Mobility Limited (a limited company incorporated in Hong Kong) are investing entities ultimately controlled by Tencent Holdings Limited and are not governmental entities of China.

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Kami Sama Limited held 6.7% of the Company’s total outstanding shares and 23.4% of the Company’s aggregate voting power as of February 28, 2023. Kami Sama Limited is a private company incorporated in the British Virgin Islands and is not a governmental entity of China.

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Taobao China Holding Limited held 7.5% of the Company’s total outstanding shares and 2.7% of the Company’s aggregate voting power as of February 28, 2023. Taobao China Holding Limited (a business company limited by shares incorporated in Hong Kong) is a wholly owned subsidiary of Taobao Holding Limited, a business company limited by shares incorporated in Cayman Islands, which is a wholly owned subsidiary of Alibaba Group Holding Limited, and is not governmental entities of China.

The above-mentioned entities hold a substantial majority of the Company’s total voting power on a combined basis.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023 for more details.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By	:	/s/ Xin Fan
Name	:	Xin Fan
Title	:	Chief Financial Officer

Date: April 27, 2023